SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                         Virginia Commerce Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    92778Q109
                                 (CUSIP Number)

                             Noel M. Gruber, Esquire
                             David H. Baris, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed ion paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                               Page 1 of 6 Pages

CUSIP No. 92778Q109                                            Page 2 of 6 Pages

This report amends and restates in its entirety the Schedule 13D, as amended, previously filed with the primary federal banking regulator of Virginia Commerce Bank prior the Issuer becoming the holding company therefore.

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Arthur L. Walters

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [ ]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS   PF, AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e).                                                [ ]

         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

     NUMBER OF     7.   SOLE VOTING POWER 134,194 (includes 93,773 shares held
                        by a corporation of which Mr. Walters is President and
      SHARES            presently exercisable options and warrants to purchase
                        37,651 shares of common stock)
   BENEFICIALLY
                   8.   SHARED VOTING POWER 497,207 (represents shares held
     OWNED BY           jointly with spouse)

       EACH        9.   SOLE DISPOSITIVE POWER 134,194 (includes 93,773 shares
                        held by a corporation of which Mr. Walters is President
     REPORTING          and presently exercisable options and warrants to
                        purchase 37,651 shares of common stock)
    PERSON WITH
                  10.   SHARED DISPOSITIVE POWER 497,207 (represents shares held
                        jointly with spouse)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,354 (includes presently exercisable options and warrants to purchase 37,651 shares of common stock)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.92%

14.  TYPE OF REPORTING PERSON* IN

CUSIP No. 92778Q109                                            Page 3 of 6 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lilly D. Walters

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [ ]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS   PF


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e).                                                  [ ]

         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

     NUMBER OF

      SHARES         7. SOLE VOTING POWER          0

   BENEFICIALLY
                     8. SHARED VOTING POWER 497,207 (represents shares held
                        jointly with spouse)
     OWNED BY

       EACH          9. SOLE DISPOSITIVE POWER     0

     REPORTING
                    10. SHARED DISPOSITIVE POWER 497,207 (represents shares held jointly with spouse)
    PERSON WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   497,207

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   13.46%

14.  TYPE OF REPORTING PERSON*  IN

CUSIP No. 92778Q109                                            Page 4 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

         This report relates to the common stock $1.00 par value, of Virginia Commerce Bancorp, Inc. (the "Company"), a Virginia corporation, the principal office of which is located at 5350 :Lee Highway, Arlington, Virginia 22207.

ITEM 2.  IDENTITY AND BACKGROUND.

         Arthur L. Walters. Mr. Walters residence address is 4935 N. 30th Street Arlington, Virginia 22207.

         Lilly D. Walters. Mrs. Walters residence address is 4935 N. 30th Street Arlington, Virginia 22207.

         Mr. Walters and Mrs. Walters are husband and wife.

         Mr. Walter's principal occupation is Owner and President, TransAmerican Bankshares and various affiliates thereof; President, C. W. Cobb and Associates, Inc., mortgage bankers; co-owner of various real estate development and management companies. Such corporations principal office are located at 4141 North Henderson Road, Arlington, Virginia 22203.

         Neither Mr. nor Mrs. Walters has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         Neither Mr. nor Mrs. Walters has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Walters is a citizen of the United States. Mrs. Walters is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of shares of common stock acquired jointly by Mr. and Mrs. Walters in the purchase necessitating this filing were purchased using personal funds of Mr. Walters, without use bank loans or other borrowings, in the amount of $942,936. All of shares of common stock acquired by Mr. Walters individually or by C.W. Cobb Associates, an entity of which Mr. Walters is President, in the purchase necessitating this filing were purchased using personal funds of Mr. Walters, or corporate funds of C.W. Cobb Associates contributed from the personal funds of Mr. Walters, without use bank loans or other borrowings, in the amount of $942,936.

ITEM 4. PURPOSE OF TRANSACTION.

         All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes in connection with the issuer's rights offering to existing shareholders. The reporting persons will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

         Except as indicated above, and except for periodic review of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a member of the Board of Directors of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through
(j) of Item 4.

CUSIP No. 92778Q109                                            Page 5 of 6 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         All percentages given for ownership of the outstanding common stock are based upon 3,693,043 shares of common stock outstanding as of August 1, 2002 plus options, warrants or other rights to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

         As of the date of this filing, Mr. Walters beneficially owns 631,401 shares of common stock, including presently exercisable options and warrants to purchase 37,651 shares of common stock, representing 16.92% of the outstanding shares. Mr. Walters possesses sole power to vote and dispose of 134,194 shares of common stock (including shares represented by presently exercisable options and warrants to purchase 37,651 shares of common stock) representing 3.60% of the outstanding shares, and shares the power to vote and dispose of 497,207 shares of common stock held jointly with his spouse, representing 13.46% of the outstanding shares (without options and warrants).

         As of the date of this filing, Mrs. Walters beneficially owns 492,207 shares of common stock. Mrs. Walters does not possess sole power to vote or dispose of any shares of common stock. Mr. Walters shares the power to vote and dispose of 497,207 shares of common stock held jointly with her spouse, representing 13.46% of the outstanding shares.

         Neither Mr. nor Mrs. Walters had no transactions in shares of common stock in the sixty days preceding the filing of this statement, other than as follows:

         On July 30, 2002, the issuer completed its rights offering of shares of its common stock pursuant to which shareholders of record on June 4, 2002, could purchase, at the offering price of $24.00 per share, 0.0858 shares for each share held as of the record date, and had the right to oversubscribe for shares not purchased by other shareholders. Mr. and/or Mrs. Walters purchased shares as set forth below:


         Capacity            Basic Subscription   Oversubscription   Aggregate shares     Aggregate Purchase price
         --------            ------------------   ----------------   ----------------     -----------------------
Mr. Walters Individually             219                  0                 219                    $5,256
Mr. and Mrs. Walters Jointly      39,289                  0              39,289                  $942,936
C.W. Cobb Associates               4,837             32,560              37,397                  $897,528
                                  ------            -------              ------                  --------
                     Total        42,297             32,560              76,905                $1,845,720



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein there are no agreements, ___ arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                    [Remainder of page intentionally blank.]

CUSIP No. 92778Q109                                            Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

                                         /s/ Arthur L. Walters
                                         ---------------------------------------
                                         Arthur L. Walters


                                         /s/ Lilly D. Walters
                                         ---------------------------------------
                                         Lilly D. Walters

August 15, 2002